As filed with the Securities and Exchange Commission on October 19, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

Amendment No. 1

HERZFELD CREDIT INCOME FUND, INC.
(Name of Subject Company (Issuer))

Herzfeld Credit Income Fund, Inc.

(Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

42804T205

(CUSIP Number of Securities)

Thomas K. Morgan

Herzfeld Credit Income Fund, Inc.

119 Washington Avenue, Suite 405

Miami Beach, Florida 33139

Telephone: (305) 777-1660

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Adam D. Kanter

Mayer Brown LLP

1999 K Street NW

Washington, DC 20006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Herzfeld Credit Income Fund, Inc. (the “Fund”) with the Securities and Exchange Commission on September 17, 2026 (“Schedule TO”). The Schedule TO relates to the offer by the Fund to purchase for cash up to 5% or 100,886 shares of its outstanding common stock, with par value of $0.001 (the “Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated September 17, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, set forth the terms that constitute the “Offer”), both of which are attached to Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Amendment No. 1 is being filed to update Item 12 of Schedule TO to include a press release announcing the preliminary results of the Offer, which expired on October 15, 2026, at 5:00 p.m. Eastern Time. A copy of the press release is attached hereto as Exhibit (a)(5)(iii). Only those items amended are reported in this Amendment No. 1. The information set forth in Schedule TO is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent amended and supplemented by the exhibit filed herewith.

You should read this Amendment No. 1 together with Schedule TO, and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may have been amended or supplemented from time to time.

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii) Press Release dated October 19, 2026*

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Herzfeld Credit Income Fund, Inc.

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Dated as of: October 19, 2026

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EXHIBIT INDEX

Exhibit	Description
(a)(5)(iii)	Press Release dated October 19, 2026

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